Exhibit 99.1

For Immediate Release

TFI International Announces Private Placement of US $500 Million Senior Notes

– Will substantially extend maturities to 8 to 15 years at fixed rates –

– Leverage-neutral –

Montreal, Quebec, November 23, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced an agreement to issue and sell an aggregate principal amount of US $500 million of senior notes consisting of four tranches in a private placement transaction led by Prudential Private Capital, to entities including but not limited to Guggenheim Investments, MetLife Investment Management, LLC’s clients, Voya Investment Management, LLC and Barings LLC. TFI International intends to use the net proceeds from the issuance of the senior notes primarily to repay existing debt as well as for general corporate purposes, which may include acquisitions. The financing is expected to be leverage-neutral at closing from a net debt perspective.

“Through this transaction we will significantly extend our average debt maturities, with maturities ranging from 8 to 15 years, at attractive, fixed rates of interest,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “In addition, this debt financing will help further diversify our capital structure, and we’re very pleased to be working with a world-class group of lenders.”

“We are expanding our relationship with TFI International to support what we view as a winning strategy in the competitive and evolving transportation and logistics industry. Along with a group of other world class investors, we are pleased to be making a significant investment in TFI International and its management team,” said Ashley Dexter, Senior Vice President, Prudential Private Capital.

The four tranches of aggregate principal amount of senior notes will include: (a) US $150 million aggregate principal amount of 3.15% Guaranteed Senior Notes, Series A, due January 5, 2029; (b) US $150 million aggregate principal amount of 3.25% Guaranteed Senior Notes, Series B, due January 5, 2031; (c) US $150 million aggregate principal amount of 3.35% Guaranteed Senior Notes, Series C, due January 5, 2033; and (d) US $50 million aggregate principal amount of 3.50% Guaranteed Senior Notes, Series D, due January 5, 2036.

The private placement of the senior notes is expected to close on or about January 5, 2021, subject to customary conditions. The notes will be senior unsecured obligations issued by TForce Holdings Inc., a wholly-owned subsidiary of TFI International, and unconditionally guaranteed by TFI International and substantially all of its subsidiaries.

The notes will not be registered in the United States under the Securities Act of 1933, as amended, and are being offered and sold in reliance on applicable exemptions from registration.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

ABOUT PRUDENTIAL PRIVATE CAPITAL

For more than 75 years, Prudential Private Capital has been partnering with a wide range of corporations, sponsors, and institutions to provide valuable insights, guidance, and customized capital solutions that enable them to achieve their growth and funding goals. In an industry where capital can seem like a commodity and relationships often fleeting and transactional, we are known for building enduring local partnerships based on a steady and patient commitment to our partners’ long-term capital needs. With regional teams in 14 offices around the world, we manage a portfolio of $97.5 billion (as of 9/30/20). For more information about Prudential Private Capital, please visit https://prudentialprivatecapital.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release may be “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the private placement of senior notes and the anticipated closing thereof. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond TFI International’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Completion of the private placement of senior notes and the use of the net proceeds thereof referred to in this press release are subject to numerous factors, many of which are beyond TFI International’s control, including but not limited to, the failure to fulfill customary closing conditions and other important factors disclosed previously and from time to time in TFI International’s filings with the securities regulatory authorities in each of the provinces of Canada and the SEC. The forward-looking information contained in this press release represents TFI International’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, TFI International does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com